HARRELL HOSPITALITY GROUP

16475 North Dallas Parkway, Suite 410

Addison, TX 75001

October 19, 2005

Mr. Steven Jacobs

Accounting Branch Chief

Mail Stop 4561

Securities and Exchange Commission

100 F Street E

Washington, DC 20549

Dear Mr. Jacobs,

Re: Your letter of October 7, 2005

In response to your above letter, please find attached drafts of the proposed revisions to the 10KSB to September 30, 2005 and the 10QSBs for March and June 2005.

Please advise if these drafts address the points raised in your letter sufficiently that we can then amend these reports.

Thank you.

Yours sincerely,

Paul L. Barham

Chief Executive Officer

Item 8A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls are procedures that are designed with an objective of ensuring that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. After taking into account the deficiencies noted below and the corrective measures taken described below, the Company's chief executive officer and chief financial officer have evaluated the Company's disclosure controls and procedures as of September 30, 2004, the end of the period covered by this report. Based on this evaluation, the chief executive officer and the chief financial officer concluded that, as of the evaluation date, our disclosure controls were effective. Information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated by the employees and directors to management, including the chief financial officer and chief executive officer with sufficient lead time for management to make timely decisions regarding disclosure and to prepare, review and file the necessary reports. In recognizing that controls and procedures, no matter how well designed, can only provide reasonable assurance of achieving desired control objectives, management has necessarily been required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Changes in Disclosure Controls

In connection with the preparation of this report, management noted a deficiency in its procedure to obtain timely copies and evidence of compliance by the directors, officers and significant shareholder filings to report changes in stock ownership as required under Section 16(a) of the Exchange Act. In response to this problem, management has adopted a stricter policy to affirmatively contact all directors, officers and significant shareholders requesting prompt delivery of copies of Forms 3, 4 and 5 to the Company.

Changes in Internal Controls over Financial Reporting

There was no change in our internal controls or in other factors that could affect these controls during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

SEC Comment Letter

October 7, 2005

Responses

2.

" Operating cash flows of HHE have been netted in the investing section of the statement of cash flows under "net investment in discontinued operations".

" All amounts related to discontinued operations should have been reflected net between the "effect of foreign currency exchange rates on cash" and "net increase (decrease) in cash and cash equivalents" for all periods presented. As such, we will reclassify such amounts in the statement of cash flows to be filed in the Company's Form 10-K for the year ended September 30, 2005 to be filed on or before December 29, 2005.

" The "gain on settlement of accrued liabilities" was recorded as a reduction of general and administrative expenses on the statement of operations, as this is where the expense of such liabilities was originally recorded. The change for accrued liabilities - related parties per the balance sheet for the nine months ended was $51,262. This change in the statement of cash flows is recorded in the adjustments section of operating activities in the amount of ($160,350) and in the changes in assets and liabilities section of operating activities in the amount of $211,612.

3. Related to the sale of HHE, the Company received cash of approximately $298,000 at closing, approximately $51,000 in July 2005 and 30,769,230 shares of Red Leopard Holdings ("RLH") not tradable by the Company until March 31, 2006, and as discussed below the value of such contingent consideration shares received has been deferred from the Company's gain from the transaction. Hence, the Company received $349,000 in cash and at the time of closing such disposition the Company had a negative investment balance in such subsidiary sold of approximately $121,000, resulting in a net gain on sale of subsidiary of approximately $470,000.

As noted above the Company received 30,769,230 shares of RLH that can not be traded or encumbered by the Company until March 31, 2006. In accordance with Topic 5, Section U, the Company did not recognize a gain from such shares received as RLH had recently become a public company on the date of the transaction and the stock is very thinly traded (only nine days since March 31, 2005 that stock trades have occurred) and virtually no operations at that time. Hence the value of the contingent consideration could not be determined and there is no assurance that such stock will have any value when the Company has the ability to trade or encumber such stock on or after March 31, 2006, and as a result the Company appropriately deferred any gain from such shares received until March 31, 2006.